As filed with the Securities and Exchange Commission on May 21, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	91-1971389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Pine Street

San Francisco, California 94111

(415) 392-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Willis H. Newton, Jr.

Vice President, Chief Financial Officer and Treasurer

First Republic Preferred Capital Corporation

111 Pine Street

San Francisco, California 94111

(415) 392-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathleen L. Werner, Esq.

Clifford Chance US LLP

200 Park Avenue

New York, New York 10166

(212) 878-8000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following  box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Noncumulative Preferred Shares, par value $0.01 per share	(1)	$100,000,000	$8,090

(1)	Not applicable, as provided in General Instruction II.D to Form S-3 pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated May 21, 2003

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

Noncumulative Preferred Shares

We may from time to time offer our noncumulative preferred shares, referred to throughout this prospectus as “Preferred Shares” (which we may issue in one or more series), at an aggregate initial offering price which will not exceed $100,000,000. We will determine when we sell Preferred Shares, the number of Preferred Shares we will sell and the prices and other terms on which we will sell Preferred Shares. We may sell Preferred Shares to or through underwriters, through agents or directly to purchasers.

We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of each particular series of Preferred Shares that we offer in the future. We may describe the terms of those series in a term sheet that will precede the prospectus supplement.

In each prospectus supplement we will include the following information:

•	The names of the underwriters or agents, if any, through which we will sell Preferred Shares.

•	The proposed number of Preferred Shares, if any, which the underwriters or agents propose to purchase.

•	The compensation, if any, of those underwriters or agents.

•	The initial public offering price of Preferred Shares.

•	Information about securities exchanges, electronic communications networks or automated quotation systems on which the Preferred Shares will be listed or traded.

•	Any other material information about the offering and sale of Preferred Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

May     , 2003

i

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our business strategy;

•	our estimates regarding our capital requirements and our need for additional financing; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “projects,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including but not limited to, competitive pressure in the mortgage lending industry; changes in the interest rate environment that reduces margins; general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in changes in the regulatory environment; changes in business conditions, particularly in San Francisco and Los Angeles counties and in the home mortgage lending industry; and changes in the securities market. Other risk factors are discussed elsewhere in this prospectus.

THE COMPANY

First Republic Preferred Capital Corporation is a Nevada corporation incorporated in April 1999. We are a majority owned subsidiary of First Republic Bank, known throughout this prospectus as the “Bank” or “First Republic Bank,” which owns 99.9% of our outstanding common stock. Our principal business is to acquire and hold mortgage assets that will generate income for distribution to our shareholders. We acquired all of the mortgage assets we currently hold in our loan portfolio from the Bank, and we anticipate that substantially all of our future acquisitions of mortgages will be from the Bank. We have been operating, and intend to continue to operate, so as to qualify as a real estate investment trust, or a REIT, for federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute substantially all of our earnings to our shareholders each year and continue to meet a number of other requirements.

The Preferred Shares offered by this prospectus will rank on an equal basis with, and have terms that are substantially similar to, our 10½% Series A noncumulative preferred shares, our 8.875% Series B noncumulative preferred shares and our 5.7% Series C noncumulative exchangeable preferred shares, except for:

•	the dividend rate;

•	the dividend payment date;

•	the date on which we are first allowed to redeem the shares;

•	the liquidation amount per share; and

•	the right of Series C preferred shares to elect to convert those shares into common shares of the Bank.

The Preferred Shares are automatically exchangeable for preferred shares of the Bank under certain circumstances described in this prospectus or in a prospectus supplement. Each prospectus supplement will contain additional information about the Bank. All references to “we,” “us” or “our company” in this prospectus mean First Republic Preferred Capital Corporation.

Our principal executive offices are located at 111 Pine Street, San Francisco, California 94111, and our main telephone number is (415) 392-1400.

RISK FACTORS

You should carefully consider the following risks, as well as any additional risks described in any prospectus supplement, before purchasing Preferred Shares.

Risks Resulting from the Terms on which the Preferred Shares Will Be Issued

A decline in the Bank’s capital levels may result in your Preferred Shares being subject to automatic exchange into preferred shares of the Bank.

The returns from your investment in Preferred Shares will depend, to a significant extent, on the performance and capital of the Bank. A significant decline in the performance and capital levels of the Bank or the commencement of bankruptcy, reorganization, conservatorship or receivership proceedings with respect to the Bank could result in the automatic exchange of your Preferred Shares for preferred shares of the Bank, which would represent an investment in the Bank and not in us. An investment in the Bank also would be subject to risks that are distinct from the risks associated with an investment in us. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal and state regulatory requirements applicable to, the Bank, and the performance of the Bank’s overall loan portfolio and other business lines.

Upon an automatic exchange, it is likely that holders of our other series of preferred shares would become holders of Bank preferred shares.

Our Series A preferred shares, Series B preferred shares and Series C preferred shares also have a similar exchange feature whereby, under certain circumstances, the Federal Deposit Insurance Corporation, or “FDIC,” can require an exchange of the Series A preferred shares, Series B preferred shares and Series C preferred shares for preferred shares of the Bank at the same time as Preferred Shares are exchanged for preferred shares of the Bank. As a result of such an exchange, you would share any amounts available for distribution with the holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares, and with the holders of any other preferred shares of the Bank that rank equally with your Preferred Shares.

Upon an automatic exchange, you would own shares in the Bank when its financial condition was impaired.

You would be a preferred shareholder of the Bank at a time when the Bank’s financial condition was deteriorating or when the Bank was the subject of bankruptcy, reorganization, conservatorship or receivership proceedings and, accordingly, it would be unlikely that the Bank would be in a financial position to pay any dividends on the preferred shares of the Bank.

The Bank preferred shares would be subordinated to claims of others upon a liquidation of the Bank.

If a liquidation of the Bank were to occur, the claims of depositors and creditors of the Bank and of the FDIC would have priority over your claims as a holder of the preferred shares of the Bank, and therefore you likely would receive, if anything, substantially less than you would have received had the Preferred Shares not been exchanged for preferred shares of the Bank. In addition, claims of holders of our Series A preferred shares, Series B preferred shares and Series C preferred shares (which would be exchanged for preferred shares of the Bank at the same time as the Preferred Shares) would be treated on an equal basis, proportionately to respective liquidation preferences, with claims of the holders of Preferred Shares.

An automatic exchange would be a taxable event.

The exchange of Preferred Shares for preferred shares of the Bank would be a taxable event to you under the Internal Revenue Code, and you would probably incur a loss measured by the difference between your basis in the Preferred Shares and the fair market value of the Bank preferred shares received by you in the exchange.

As a result of our obligations to creditors and holders of securities ranking equal to the Preferred Shares, we may not be able to make dividend or liquidation payments to you.

The Preferred Shares rank:

•	junior to our borrowings and any other obligations to our creditors upon our liquidation;

•	equal to our Series A preferred shares, Series B preferred shares and Series C preferred shares with regard to payment of dividends and amounts due upon liquidation; and

•	senior to our common shares with regard to payment of dividends and amounts due upon liquidation.

If we incur significant indebtedness, we may not have sufficient funds to make dividend or liquidation payments on the Preferred Shares. Upon our liquidation, our obligations to our creditors would rank senior to the Preferred Shares. At present, we have no debt and no other material liabilities, but we reserve the right to incur debt and other obligations in the future. Upon our liquidation, any such debt and all our other liabilities would be required to be paid before any payments could be made to holders of Preferred Shares. In addition, upon declaration of a dividend, or upon our liquidation, dissolution or winding up, we are required to pay the holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares at the same time and in the same proportions as we are required to pay you. Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Preferred Shares, we may not declare or pay a portion of the scheduled dividends. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Preferred Shares, you may receive less than the liquidation amount of your Preferred Shares.

The terms of the Preferred Shares limit our ability to incur debt in excess of 25% of our shareholders’ equity without the approval of the independent directors, but do not require that we obtain the approval of the holders of Preferred Shares to incur that level of indebtedness or to issue additional series of preferred shares that rank equal to the Preferred Shares as to payment of dividends or amount upon liquidation. As a result, subject to these limitations, we may incur obligations in the future that could limit our ability to make subsequent dividend or liquidation payments.

You are not entitled to receive dividends unless declared by our board of directors.

Dividends on Preferred Shares are not cumulative. Consequently, if our board of directors does not declare a dividend on a particular series of Preferred Shares for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our board of directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Preferred Shares for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination the board of directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations, general economic conditions and the requirements for and benefits associated with our continued qualification as a REIT.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Preferred Shares, if any, could cause the liquidity or market value of the Preferred Shares to decline significantly.

We expect that our Preferred Shares, when issued, will be rated “BB” by Standard and Poor’s Rating Services and “BBB-” by Fitch IBCA, Inc. We cannot assure you that these or any other ratings assigned to the Preferred Shares will remain for any given period of time, or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse developments in our business, so warrant.

Risks Resulting From the Bank’s Status as a Regulated Institution

Bank regulators may limit our ability to implement our business plan and may restrict our ability to pay dividends.

Because we are a subsidiary of the Bank, federal and state regulatory authorities will have the right to examine us and our activities and under certain circumstances, to impose restrictions on the Bank or us that could impact our ability to conduct our business according to our business plan, which could materially adversely affect our financial condition and results of operations. Regulatory actions might include the following:

•	if the Bank’s regulators were to determine that the Bank’s relationship to us results in an unsafe and unsound banking practice, the regulators could restrict our ability to acquire or transfer assets, to make distributions to our shareholders, including dividends on our Preferred Shares, or to redeem our Preferred Shares or even require the Bank to sever its relationship with or divest its ownership interest in us. These types of actions potentially could have a material adverse affect on our financial condition and results of operations.

•	regulators also could prohibit or limit the payment of dividends on our Preferred Shares if the Bank were to become undercapitalized. Under current regulations and guidelines, the Bank would be deemed undercapitalized if its total risk-based capital ratio were less than 8%, its Tier 1 risk-based capital ratio were less than 4% or its Tier 1 leverage ratio were less than 4%. At March 31, 2003, the Bank had a total risk-based capital ratio of 12.79%, a Tier 1 risk-based capital ratio of 9.41% and a Tier 1 leverage ratio of 6.25%, which are sufficient for the Bank to be considered well-capitalized under current regulations and guidelines. We cannot assure you that the Bank will be well-capitalized under applicable regulations as of any future date. For purposes of calculating these capital ratios as a percentage of the Bank’s risk-weighted assets, as opposed to its total assets, the Bank’s assets are assigned to risk categories based on the relative credit risk of the asset in question. These risk weights consist of 0% for assets deemed least risky such as cash, claims backed by the full faith and credit of the U.S. government, and balances due from Federal Reserve banks, 20% for assets deemed slightly more risky such as portions of obligations conditionally guaranteed by the U.S. government or federal funds sold, 50% for assets deemed still more risky such as government issued revenue bonds, one-to-four family residential first mortgage loans and well-collateralized multifamily residential first mortgage loans and 100% for all other assets, including private sector loans such as commercial mortgage loans as well as bank-owned real estate.

•	the FDIC could limit or prohibit the payment of dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or any series of Preferred Shares if it determined that the payment of those dividends constituted a capital distribution by the Bank and that the Bank’s earnings and regulatory capital levels were below specified levels. Under the FDIC’s regulations on capital distributions, the ability of the Bank to make a capital distribution varies depending primarily on the Bank’s earnings and regulatory capital levels. Capital distributions are defined to include payment of dividends, share repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution.

•	if regulators were to impose restrictions on the payment of dividends, we could be prevented from complying with the requirement for continued REIT status that we distribute 90% of our REIT taxable income for any calendar year. If this caused us to cease to qualify as a REIT, we would become subject to corporate level taxation. Additional taxation would reduce the amount of income available for us to pay dividends.

Risks Associated with our Business

We do not have insurance to cover our exposure to borrowers’ defaults and bankruptcies or to hazard losses that are not covered by our standard hazard insurance policies.

We generally do not obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

Our results will be affected by factors beyond our control.

The value of our mortgage loan portfolio and the amount of cash flow generated by the portfolio will be affected by a number of factors beyond our control. These factors may include:

•	the condition of the national economy and the local economies of the regions in which our mortgage borrowers live, particularly insofar as they affect interest rates and real estate values;

•	sudden or unexpected changes in economic conditions, including changes that might result from future terrorist attacks and the U.S. response to such attacks;

•	the financial condition of our borrowers and those borrowers’ ability to make mortgage payments;

•	factors that affect the rates at which obligors on our mortgage loans may refinance them, including interest rate levels and the availability of credit; and

•	other factors that affect the affordability and value of real estate, including energy costs and real estate taxes.

Our loans are concentrated in California and adverse conditions there could adversely affect our operations.

Properties underlying our current mortgage assets are concentrated primarily in California. As of March 31, 2003, approximately 72% of our mortgage assets are secured by properties located in California. Adverse economic, political or business developments or natural hazards may affect California and the ability of property owners there to make payments of principal and interest on the underlying mortgages and the values of those properties. If California’s economic, political or business conditions were to deteriorate substantially and differently from the rest of the United States, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse. California has experienced dramatic volatility in energy prices, periodic energy supply shortages and a downturn in some technology-oriented industry sectors. These conditions could adversely affect our mortgage loan portfolio and thus our future ability to pay dividends on Preferred Shares.

Defaults may negatively impact our business.

Increased delinquencies or loan defaults by our customers may negatively impact business. A borrower’s default on its obligation under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, we may have to charge-off all or a part of the loan. In such situations, we may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

We may in the future acquire different kinds of mortgage loans, which could be riskier than the single family residential loans we currently hold.

All of the mortgage loans held by us at March 31, 2003, are secured by single family residential properties. We intend to acquire other types of mortgages, such as, for example, loans secured by multifamily residential properties or commercial properties. These types of mortgage loans can be riskier investments than the loans we presently hold. Some of these other types of mortgage loans tend to have shorter maturities than single family residential mortgage loans and may not be fully amortizing, meaning that they may have significant principal balances or “balloon” payments due on maturity. The properties that secure commercial mortgage loans, particularly industrial and warehouse properties, are generally subject to greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to multifamily residential or commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of leases.

We may not be able to continue to purchase loans at the same volumes or with the same yields as we have historically purchased.

Although not required to do so, to date we have purchased all of the loans in our portfolio from the Bank. All of these loans were originated by the Bank. The quantity and quality of future loan originations by the Bank will depend on conditions in the markets in which the Bank operates, particularly real estate values and interest rates. Consequently, we cannot assure you that the Bank will be able to originate loans at the same volumes or with the same yields as it has historically originated. If the volume of loans originated by the Bank declines or the yields on those loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. In addition, we may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Our board of directors has broad discretion to revise our strategies.

Our board of directors has established our investment and operating strategies and our policies regarding the acquisition and disposition of assets. These strategies and policies may be revised from time to time at the discretion of the board of directors without a vote of our shareholders. Changes in our strategies could have a negative effect on you if, for example, the revised strategies are riskier than those currently in effect.

A decline in interest rates could reduce our earnings and affect our ability to pay dividends.

Our income consists primarily of interest earned on our mortgage assets and short-term investments. A significant portion of our mortgage assets bear interest at adjustable rates. If there is a decline in interest rates, we will experience a decrease in income available to be distributed to our shareholders. If interest rates decline, we may also experience an increase in prepayments on our mortgage assets and may find it difficult to purchase additional mortgage assets bearing rates sufficient to support payment of dividends on our Preferred Shares. Because the dividend rates on the Preferred Shares are fixed, a significant and sustained decline in interest rates could materially adversely affect our ability to pay dividends on Preferred Shares. Although we are permitted to do so, we do not currently hedge our interest rate exposure, and do not expect to do so.

We may incur debt in the future.

Although we do not currently intend to incur any indebtedness in connection with the acquisition and holding of mortgage assets, we reserve the right to do so at any time (although indebtedness in excess of 25% of our total shareholders’ equity may not be incurred without the approval of a majority of our independent directors). To the extent we change our policy with respect to the incurrence of indebtedness, we would be subject to risks associated with the operation of a leveraged business, including exposure to unanticipated changes in interest rates and the increased vulnerability to adverse business developments that result from having substantial interest expense in addition to regular operating expenses. Any borrowings would rank senior to our Preferred Shares.

We do not receive any revenues from late fees collected in respect of our mortgage loans.

Under the terms of our servicing agreement, the Bank, as servicer, is entitled to retain all late fees collected in respect of our mortgage loans. As a result of not receiving these fees, our income is reduced and we have fewer resources to pay dividends.

Risks Associated with our Business Relationship with the Bank and the Conflicts of Interest Inherent in that Relationship

We are dependent upon the Bank as advisor and servicer.

The Bank, which holds almost all of our common shares, is involved in virtually every aspect of our business. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the servicing agreement. Accordingly, we are dependent for the selection, structuring and monitoring of our mortgage assets on the officers and employees of the Bank, as advisor. In addition, we are dependent upon the expertise of the Bank, as servicer, for the servicing of the mortgage loans. Neither the advisory agreement nor the servicing agreement resulted from arm’s-length negotiations. We also face significant restrictions on obtaining such services from third parties; the termination of the advisory and servicing agreements with the Bank requires the affirmative vote of a majority of our board of directors, a majority of which is composed of directors and officers of the Bank. With the approval of a majority of our independent directors, the Bank, as advisor and servicer, may subcontract all or a portion of its obligations under these agreements to non-affiliates involved in the business of managing mortgage assets. In the event the Bank subcontracts its obligations in such a manner, we will be dependent upon the subcontractor to provide services.

We expect to acquire all of our mortgage loans from the Bank and the composition of our portfolio will be affected by changes in the Bank’s credit policies.

We have acquired all of our mortgage loans from the Bank and, although we are not required to do so, we expect that we will continue to acquire all our mortgage loans from the Bank in the future. If the Bank were to relax its credit policies, for example, by lowering the credit quality standards it applies or increasing the loan-to-value ratios it accepts, then the mortgages subsequently purchased by us would be riskier investments.

Our relationship with the Bank creates conflicts of interest.

The Bank is, and is expected to continue to be, involved in virtually every aspect of our operations. The Bank is the holder of substantially all of our common shares and will administer our day-to-day activities in its role as advisor under the advisory agreement. The Bank will also act as servicer of the mortgage loans on our behalf under the servicing agreement. In addition, other than the independent directors, all of our officers and directors are also officers and/or directors of the Bank. Their compensation is paid by the Bank, and they have substantial responsibilities in connection with their work as employees and officers of the Bank. As the holder of all or almost all of our outstanding voting shares, the Bank has the right to elect all of our directors, including the independent directors.

The Bank has interests that are dissimilar to, or in conflict with, our interests. Consequently, conflicts of interest arise with respect to transactions, including without limitation, future acquisitions of mortgage assets from the Bank; servicing of mortgage loans; and the renewal, termination or modification of the advisory agreement or the servicing agreement. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, are fair to both parties and consistent with market terms, including prices that are paid and received on the acquisition of mortgage assets by us or in connection with the servicing of mortgage loans. The requirement in the terms of the Preferred Shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank, although the independent directors are appointed by the Bank. There can be no assurance, however, that such agreements or transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated parties.

Although not required to do so, we currently acquire all of our mortgage assets from the Bank under a master mortgage loan purchase and servicing agreement between us and the Bank. We do not have independent underwriting criteria for the loans we purchase and rely on the Bank’s underwriting standards for loan originations. Those criteria may change over time. Our board of directors has adopted certain policies to guide the acquisition and disposition of assets, but these policies may be revised from time to time at the discretion of the board of directors without a vote of our shareholders. We intend to acquire all or substantially all of the additional mortgage assets we may acquire in the future from the Bank on terms that are comparable to those that could be obtained by us if such mortgage assets were purchased from unrelated third parties, but we cannot assure you that this will always be the case.

As a result of the fact that the Bank is our controlling shareholder and our advisor, it is possible that, notwithstanding our good faith belief to the contrary, we pay more for these loans than if we bought them from an unaffiliated third party and loans purchased from the Bank in the future may be of lesser quality than those currently in our loan portfolio.

Holders of Preferred Shares have extremely limited voting rights; the Bank controls most decisions made by a vote of the shareholders.

Holders of Preferred Shares are only entitled to vote with respect to the creation of a class of securities that rank senior to their Preferred Shares and with respect to any amendment to our articles of incorporation that adversely affects the rights or preferences of their Preferred Shares. The Preferred Shares, together with all of our other then outstanding preferred shares, also have the right to vote for two directors if full dividends have not been paid for four consecutive quarters at the time of our annual meeting. Our common shares, 99.9% of which are owned by the Bank, control all other votes, including all votes with respect to any amendments to our articles of incorporation, the election of directors, increasing our authorized capital stock and the approval of major corporate transactions. While certain actions require the approval of a majority of the independent directors, including modifying our distribution or asset acquisition policies, redeeming common shares, terminating our agreements with the Bank, revoking our REIT status or dissolving prior to the redemption date, the Bank, as majority shareholder, controls the election of the independent directors. Upon the vote of a majority of the independent directors and a majority of all of the directors, we may agree to increase the fee we pay to the Bank under the advisory agreement. In order to be treated as independent, our independent directors cannot be affiliated with us or the Bank, but they may be former employees, directors or affiliates of ours or of the Bank or its other subsidiaries. Any directors elected by the holders of the Preferred Shares will not be considered independent directors. Because of these voting arrangements, the Bank has effective control over almost all decisions we make. The Bank has advised us that at the date of this prospectus, it owns approximately 15,000 of our Series A preferred shares and that it may seek to acquire more of those shares. Because our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding or voting our preferred shares, the Bank may be in a position to significantly affect the outcome of any future vote by the holders of all our preferred shares.

We may encounter delays and obstacles in liquidating defaulted mortgage loans.

Even assuming that the mortgaged properties underlying the mortgage loans held by us provide adequate security for the mortgage loans, we could encounter substantial delays in connection with the liquidation of defaulted mortgage loans, with corresponding delays in the receipt of related proceeds. Until we receive the proceeds, we will be unable to acquire new mortgage loans or other mortgage assets that produce income that we can use to pay dividends to the holders of the Preferred Shares.

An action to foreclose on a mortgaged property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the borrower or other creditors raise defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states, including California, an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Bank to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related mortgage loan. In addition, the servicer will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated mortgage loans, including legal fees and costs of legal action, real estate taxes, insurance and maintenance and preservation expenses, thereby reducing amounts available with respect to the mortgage loans.

Certain of our mortgage loans are secured by interests in cooperative associations and their related residences. Most cooperative associations have highly restrictive rules regarding eligibility to purchase shares in the cooperative association and occupy the related residences. These restrictions may have an adverse effect on the time necessary to liquidate our interest in such cooperative associations and realize the proceeds from the sale of such cooperative residences.

Risks Arising from the Possible Absence of a Trading Market in which You Could Dispose of Your Investment

An active trading market for the Preferred Shares may not develop and the market price of the Preferred Shares may be lower than the public offering price.

We cannot assure you that an active trading market for Preferred Shares will develop or be sustained. If a market were to develop, the prices at which Preferred Shares may trade will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. If an active trading market does not develop, the absence of an active market may adversely affect the market price of Preferred Shares or your ability to sell them at all.

The Bank preferred shares will not be traded on any national securities exchange or automated quotation system, which may impede selling the Bank preferred shares.

The Bank does not currently have any Bank preferred shares outstanding. The Bank does not intend to apply for listing or quotation of the Bank preferred shares on any national securities exchange or automated quotation system. Consequently, a liquid trading market for the Bank’s preferred shares, if issued, is unlikely to develop or be sustained. The lack of liquidity and an active trading market could adversely affect your ability to dispose of the Bank’s preferred shares if issued in automatic exchange for our Preferred Shares.

Risks Related to our Status as a REIT

If we were to fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. As a result, the amount available for distribution to our shareholders, including the holders of our Preferred Shares, would be reduced for the year or years involved and we would not be subject to the REIT requirement that we distribute substantially all of our income. In addition, unless entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. The failure to qualify as a REIT would reduce our net earnings available for distribution to our shareholders, including holders of our Preferred Shares, because of the additional federal tax liability for the year or years involved. Our failure to qualify as a REIT would neither by itself give us the right to redeem the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or any series of Preferred Shares, nor would it give the holders of any series of Preferred Shares the right to have their shares redeemed.

Although we currently intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and in the best interest of holders of our common shares and preferred shares to revoke our REIT election. The tax law generally prohibits us from electing treatment as a REIT for the four taxable years following the year of any such revocation.

If we do not distribute 90% of our net taxable income, we may not qualify as a REIT.

In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding net capital gains. We may retain the remainder of our REIT taxable income or all or part of our net capital gain, but will be subject to federal tax at regular corporate rates on that income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gains net income for the calendar year and (iii) 100% of any undistributed income from prior periods. Under certain circumstances, federal or state regulatory authorities may restrict our ability, as a subsidiary of the Bank, to make distributions to our shareholders in an amount necessary to retain our REIT qualification. Such a restriction could result in us failing to qualify as a REIT. To the extent our REIT taxable income may exceed the actual cash received for a particular period, we may not have sufficient liquidity to make distributions necessary to retain our REIT qualification.

If ownership of the common shares of the Bank becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

To maintain our status as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, at any time during the last half of each taxable year. We believe that we currently satisfy, and expect to continue to satisfy, this requirement because for this purpose our common shares held by the Bank are treated as held by the Bank’s shareholders. However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future that five or fewer individuals would be treated as having constructive ownership of more than 50% of the value of our shares. We may have difficulty monitoring the daily ownership and constructive ownership of our outstanding shares and, therefore, we cannot assure that we will continue to meet the share ownership requirement. This risk may be increased in the future as the Bank carries out its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and any series of Preferred Shares may be redeemed or exchanged will not affect our REIT status prior to any redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or any series of Preferred Shares could adversely affect our ability to satisfy the share ownership requirements in the future.

We may (but are not required to) redeem all of our preferred shares at any time after the occurrence of a Tax Event.

At any time following the occurrence of certain changes in the tax laws or regulations concerning REITs that would result in us being unable to qualify as a REIT, we will have the right to redeem each series of preferred shares (including the Preferred Shares) in whole, but not in part, subject to the prior written approval of the FDIC. We would have the right to redeem preferred shares if there is a Tax Event—a change to the tax laws or regulations as a result of which:

•	dividends paid by us with respect to our capital stock are not fully deductible by us for income tax purposes; or

•	we are, or will be, subject to more than a nominal amount of other taxes, duties or other governmental charges.

The occurrence of a Tax Event will not, however, give the holders of our preferred shares (including the Preferred Shares) any right to have their shares redeemed.

Proposed Legislation May Affect REITs.

Recently, legislation has been proposed aimed at reducing the federal tax burden with respect to certain dividends paid by corporations. Such legislation, if enacted, could decrease the tax advantage of a REIT relative to a regular C corporation, because part or all of the dividends received by a stockholder from the regular C corporation would be exempt from federal income tax. It is not possible to predict whether the proposed legislation will ultimately be enacted, the form which it might take, and, if enacted, the effects it may have on the value of Preferred Shares.

Legislation has also been proposed which would preclude an entity that is owned (directly, indirectly or constructively) 50% or more by one person (other than a REIT) from being eligible for REIT status. Although this proposed legislation contains grandfathering provisions that should enable us to continue to be eligible for REIT status if the proposed legislation is enacted in its current form, it is not possible to predict whether the proposed legislation will ultimately be enacted, the form which it might take, and, if enacted, the effects it may have on our continuing ability to qualify as a REIT.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2003	Years Ended December 31,			For the Period from Inception (April 19, 1999 to December 31, 1999)
		2002	2001	2000
Ratio of earnings to fixed charges	1.12x	1.19x	1.34x	1.34x	1.44x

USE OF PROCEEDS

Except as may be set forth in a particular prospectus supplement, we will use the net proceeds from sales of Preferred Shares to purchase mortgage assets and for other general corporate purposes.

DESCRIPTION OF PREFERRED SHARES

As of March 31, 2003, we are authorized under our charter to issue 5,000,000 shares of preferred stock, of which 55,000 10½% Series A noncumulative preferred shares, 1,680,000 8.875% Series B noncumulative preferred shares and 7,000 5.7% Series C noncumulative exchangeable preferred shares are outstanding, and an additional 160,000 Series B preferred shares and 3,000 Series C preferred shares are reserved for issuance.

General

The Preferred Shares will form one or more series of our preferred shares. When issued, Preferred Shares will be fully paid and non-assessable. The holders of Preferred Shares will have no preemptive rights with respect to any shares of our capital stock. Preferred Shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. Preferred Shares will not be convertible into any of our other securities. Preferred Shares will be exchanged on a forty-for-one basis for preferred shares of the Bank if directed by the FDIC or the Nevada Commissioner under certain circumstances. Preferred Shares will rank senior to our common shares and equal to our Series A preferred shares, Series B preferred shares, Series C preferred shares and, to the extent outstanding in the future, any other preferred shares that rank equal to the Preferred Shares, as to dividends and in liquidation. Upon our liquidation, any obligations to our creditors at that time would rank senior to the Preferred Shares.

Dividends

Holders of Preferred Shares will be entitled to receive, if, when and as declared by our board of directors out of assets legally available therefor, cash dividends at the rate described in a prospectus supplement with respect to a particular series of Preferred Shares. If declared, dividends on Preferred Shares for each period shall be payable as determined by our board of directors, to holders of record on the last business day of the dividend period. The amount of dividends, if declared, payable for the initial period or any period shorter than a full dividend period will be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends in each period will accrue from the first day of that period, whether or not declared or paid for the prior period.

The right of holders of Preferred Shares to receive dividends is noncumulative. Accordingly, if our board of directors fails to declare a dividend on a series of Preferred Shares for a dividend period, then holders of that series of Preferred Shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to either that series of Preferred Shares, any other series of preferred shares or our common shares. If less than full dividends are declared on a series of Preferred Shares by the board of directors for a dividend period, the holders of that series of Preferred Shares will have no right to receive the amount of undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to either that series of Preferred Shares, any other series of preferred shares or our common shares.

We anticipate that, in most situations in which funds are available, our board of directors will find it desirable to declare dividends on Preferred Shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares generally will not be entitled to receive dividends for years in which full dividends on Preferred Shares are not paid.

If full dividends are not paid or set aside for payment on any of our preferred shares for any dividend period, the payment of dividends on our common shares will be prohibited for that period and at least the following periods totaling one year. Once amounts equal to the full dividends on all of our preferred shares are paid for all dividend periods falling within any tax year, however, we may make payments in that tax year on the common shares if necessary in order to preserve our status as a REIT for federal income tax purposes. If dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to all of our preferred shares, a dividend payment must be made to the holders of our preferred shares prior to any dividend payment being made to holders of common shares.

Authority to Issue Additional Shares

We may increase the number of our authorized common shares if authorized by the vote of the holders of a majority of our common shares. In addition, our board of directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the preferences, voting powers, qualifications and special or relative rights or privileges of these additional shares. A vote of the holders of two-thirds of each series of preferred shares is required, however, to create a class of shares that would rank senior to that series of preferred shares with regard to payment of dividends or amounts upon liquidation. A majority of our independent directors must approve the creation of a class of shares that would rank senior or equal to the Preferred Shares. If in the future the Bank and/or its affiliates purchase any Preferred Shares, the Bank would have the same right to vote the shares as any other shareholder.

Automatic Exchange

Each Preferred Share will be automatically exchanged for one-fortieth of one newly issued preferred share of the Bank with a liquidation preference of $1,000 per share if the FDIC or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry, referred to herein as the “Nevada Commissioner,” directs in writing an exchange of the Preferred Shares for preferred shares of the Bank because:

•	the Bank becomes undercapitalized under applicable regulations of the FDIC or the Nevada Commissioner;

•	the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

•	the FDIC or the Nevada Commissioner, in its sole discretion and even if the Bank is not undercapitalized, anticipates it becoming undercapitalized in the near term.

Upon the automatic exchange, each holder of Preferred Shares will be unconditionally obligated to surrender to the Bank the certificates representing all the holder’s Preferred Shares, and the Bank will be unconditionally obligated to issue to the holder, in exchange for each Preferred Share, a certificate representing one fortieth of one preferred share of the Bank. Any Preferred Shares purchased or redeemed by us prior to the time of exchange as described below will not be deemed outstanding and will not be subject to the automatic exchange. The Bank has unconditionally agreed to issue preferred shares of the Bank in the automatic exchange and to reserve sufficient shares of Preferred Shares to do that. The Bank will file with the Secretary of State of the State of Nevada a certificate establishing the preferred shares of the Bank that would be issued in any exchange immediately prior to completion of this offering.

The automatic exchange will occur as of 8:00 a.m. Eastern Time on the earliest possible business day on which such an exchange could occur following the exchange triggering event, as evidenced by the issuance by the Bank of a press release prior to that time. As of the time of exchange, all of the Preferred Shares will be deemed canceled without any further action by us, all rights of the holders of our Preferred Shares as shareholders of First Republic Preferred Capital Corporation will cease, and the holders will immediately be deemed to be the holders of preferred shares of the Bank. We will mail notice of the occurrence of the exchange event to each recordholder of Preferred Shares within 30 days of the event. The Bank will deliver to each recordholder certificates for preferred shares of the Bank upon surrender of certificates for Preferred Shares. Until the replacement stock certificates are delivered, or in the event the replacement certificates are not delivered, certificates previously representing Preferred Shares will be deemed for all purposes to represent preferred shares of the Bank. All corporate action necessary for the Bank to issue the preferred shares of the Bank will be completed upon completion of this offering. Accordingly, once the Bank issues its press release, no action will be required to be taken by holders of Preferred Shares, by the Bank or by us, in order to effect the automatic exchange.

Although we have Series A preferred shares, Series B preferred shares and Series C preferred shares outstanding, the Bank does not have any preferred shares outstanding as of the date of this prospectus. If the automatic exchange occurs, the preferred shares of the Bank to be issued and those issued upon exchange of our outstanding Series A preferred shares, Series B preferred shares, Series C preferred shares and Preferred Shares would constitute 100% of the issued and outstanding preferred shares of the Bank, unless the Bank has otherwise issued preferred shares. Holders of a series of preferred shares of the Bank would have the equivalent dividend rights, liquidation preference, redemption provisions and other attributes as to the Bank as holders of such series of Preferred Shares have as to us, except that there would not be any provisions for an exchange related to tax events. The holders of the preferred shares of the Bank will have the same relationship to the holders of the other preferred shares of the Bank as they did to holders of our other series of preferred shares, except that 40 of our Preferred Shares will be converted into one of the Bank’s preferred shares, which will then have voting and liquidation preferences equal to the Series A preferred shares, Series B preferred shares and the Series C preferred shares. Any accrued and unpaid dividends on the Preferred Shares as of the time of exchange would be deemed to be accrued and unpaid dividends on the preferred shares of the Bank on a pro rata basis giving effect to the exchange ratio.

No registration statement with respect to the preferred shares of the Bank issuable in the automatic exchange has been or will be filed with the SEC, pursuant to the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933. The Bank does not intend to apply for listing of the preferred shares of the Bank on any national securities exchange or for quotation on the Nasdaq National Market or any other interdealer quotation system. As a result, a liquid trading market is unlikely to develop for the preferred shares of the Bank, if issued.

Holders of Preferred Shares cannot exchange their Preferred Shares for preferred shares of the Bank voluntarily. In addition, if the automatic exchange does not occur, holders of Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank. The rights conferred by the Preferred Shares exist solely as to us, and not as to the Bank.

Voting Rights

Except as specified below or in a prospectus supplement or as otherwise expressly required by applicable law, the holders of Preferred Shares will not be entitled to vote at any meeting of shareholders.

The consent of the holders of at least two-thirds of the outstanding Preferred Shares of a particular series will be required to:

•	create any class or series of shares that ranks, as to dividends or distribution of assets, senior to that series of Preferred Shares; or

•	alter or change the provisions of our articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of that series of Preferred Shares.

If, at the time of any annual meeting for the election of directors, we have failed to pay or set aside for payment full dividend payments during any of the periods during the prior year, the holders of all series of our preferred shares, voting together with all of our other outstanding preferred shares will have the right to elect two additional directors (unless we already have two additional directors as a result of prior failures to declare, pay or set aside dividends). At the next annual meeting at which we have paid or set aside for payment full dividends for the periods of the preceding year, the board of directors will revert to its size before the election of the two additional directors and the holders of preferred shares will cease to have full rights to elect directors.

Redemption

Preferred Shares will not be redeemable, except as set forth in a prospectus supplement. If Preferred Shares are redeemable, then on or after the first date on which Preferred Shares become redeemable, the Preferred Shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice sent by mail, at a redemption price of per share as set forth in a prospectus supplement, plus the accrued and unpaid dividends from the beginning of the dividend period in which the redemption occurs to the date of redemption, if any. If Preferred Shares are redeemable, any redemption may only be effected with the prior approval of the FDIC, unless FDIC approval is not required at the time of redemption.

At any time before or after any such redemption date as set forth in a prospectus supplement, we may, with the prior written approval of the FDIC, redeem the Preferred Shares, in whole but not in part, at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends from the beginning of the dividend period in which the redemption occurs to the date of redemption, if there is a Tax Event and we receive an opinion of counsel to the effect that we will not be able to fully deduct dividends paid, or to be paid, by us or that we will not qualify as a REIT under the Internal Revenue Code as a result of:

•	any change in the tax laws or the related regulations or administrative interpretations;

•	any judicial decision or other official administrative pronouncement; or

•	any change in the official position or the interpretation of any such judicial decision or other official administrative pronouncement.

If we would choose to redeem fewer than all outstanding preferred shares of a particular series, the number of preferred shares of such series we redeem will be determined by the board of directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the board of directors or by any other method our board of directors decides is fair and satisfies any applicable requirements of any securities exchange on which such Preferred Shares are then listed.

Unless full dividends on a particular series of preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no preferred shares ranking pari passu or junior to such series, in terms of dividends of liquidation, may be redeemed unless we redeem all outstanding preferred shares of the relevant series, and we may not purchase or otherwise acquire any preferred shares ranking pari passu or junior to such series, in terms of dividends or liquidation. We may, however, purchase or acquire preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of a particular series.

Rights Upon Liquidation

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Preferred Shares outstanding at the time will be entitled to receive out of our assets available for distribution to shareholders on an equal basis with holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares, before any distribution of assets is made to holders of common shares or any other class of shares ranking junior to Preferred Shares, distributions per share, plus any accrued and unpaid dividends, if any, from the beginning of the dividend period in which the liquidation occurs to the date of liquidation, as set forth in the applicable prospectus supplement. The rights of holders of the Preferred Shares will rank junior, however, to our obligations to creditors.

After receiving the liquidating distributions, the holders of Preferred Shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the liquidation distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Preferred Shares and those other classes or series of capital stock ranking equal to the Preferred Shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be entitled.

Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Independent Director Approval

The terms of the Preferred Shares require that, as long as any Preferred Shares are outstanding, a majority of the directors who are not our employees or employees, directors or affiliates of the Bank, approve certain actions. Independent directors may be former employees, directors or affiliates of the Bank. Any directors elected by the holders of our preferred shares will not be considered independent directors. The actions that require approval of a majority of the independent directors are (i) the issuance of additional preferred shares ranking senior or equal to the Preferred Shares, (ii) the modification of the general distribution policy or the authorization of any distribution in respect of our common shares for any year if, after taking into account the proposed distribution, total distributions on our preferred shares and the common shares would exceed an amount equal to the sum of 105% of our “REIT taxable income” (excluding capital gains) for the year plus our net capital gains for that year, (iii) the acquisition of real estate assets other than mortgage assets, (iv) the redemption of any common shares, (v) the termination or modification of, or the election not to renew, the advisory agreement or the servicing agreement or the subcontracting of any duties under the servicing agreement or the advisory agreement to third parties unaffiliated with the Bank, (vi) our dissolution, liquidation or termination prior to any redemption date as set forth in the applicable prospectus supplement and (vii) the determination to revoke our REIT status. Our articles of incorporation provide that, in determining whether any proposed action requiring their approval is in our best interests, the independent directors will consider both the interests of holders of common shares and preferred shares, including, without limitation, the Preferred Shares.

Transfer Agent

Mellon Investor Services LLC will act as registrar and transfer agent for the Preferred Shares.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN FIRST REPUBLIC PREFERRED CAPITAL CORPORATION (ALSO REFERRED TO THROUGHOUT THIS SECTION AS THE “COMPANY”). THIS SUMMARY IS BASED ON CURRENT LAW. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN THE COMPANY MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO

SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS “—TAXATION OF TAX-EXEMPT SHAREHOLDERS” AND  “—TAXATION OF NON-U.S. SHAREHOLDERS.” INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment or the tax consequences contained in this summary, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF: (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES; (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of First Republic Preferred Capital Corporation—General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1999. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code and we intend to continue to be organized and operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

In the opinion of Clifford Chance US LLP, commencing with our taxable year ended December 31, 1999, the Company was organized and has operated in conformity with the requirements for qualification as a REIT, and its present and proposed method of operation, as represented by the Company, will enable it to meet the requirements for qualification as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our business and properties as set forth in this prospectus and one or more factual certificates to be provided by one or more of our officers). The opinion is expressed as of its date and Clifford Chance US LLP has no obligation to advise of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code as discussed below, the results of which will not be reviewed by Clifford Chance US LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See “—Failure to Qualify.” An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on items of tax preference, if any.

•	If we have: (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to: (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test; multiplied by (2) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our shareholders is less than the sum of: (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

•	If we acquire an asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the date on which we acquired the asset then, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of: (1) the fair market value of the asset; over (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will refrain from making an election under Treasury regulation Section 1.337(d)-7T, so we will be treated in this manner on our tax return for the year in which we acquire an asset from a C corporation.

•	We will generally be subject to tax on the portion of any “excess inclusion” income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by our taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust

General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to its owners;

(3)	that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4)	that is not a financial institution or an insurance company under the Internal Revenue Code;

(5)	that is owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year (the “5/50 Rule”); and

(7)	that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. As described in clause (4), we will fail to qualify as a REIT if we are treated as a financial institution for purposes of the Internal Revenue Code. The term financial institution includes a bank, which is generally defined under the Internal Revenue Code as a business in which a substantial part of its transactions include receiving deposits and making loans. Although virtually all of our common shares are owned by the Bank, we have operated, and intend to continue to operate, as a separate corporate entity. As long as we are considered a separate entity for tax purposes the ownership interest held by the Bank would not affect our REIT qualification. We cannot assure you, however, that the Internal Revenue Service will not challenge our separate existence. Any such challenge, if successful, could disqualify us as a REIT.

Our articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Internal Revenue Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. We currently satisfy, and expect to continue to satisfy, the 5/50 Rule, because for those purposes our common shares held by the Bank are treated as held by the Bank’s shareholders. In addition, our articles of incorporation provide for restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy certain share ownership requirements. It is possible, however, that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of our value. This risk may be increased in the future as the Bank implements its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Preferred Shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, Series B preferred shares, the Series C preferred shares or the Preferred Shares upon the occurrence of a certain Tax Event or an exchange event could adversely affect our ability to satisfy the share ownership requirements in the future. Accordingly, we cannot assure you that we will continue to meet the 5/50 Rule on a continuing basis. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and do not know, or exercising reasonable diligence would not know, that we have violated the 5/50 Rule, we will, however, be deemed to have complied with the 5/50 Rule for such taxable year.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

REIT Subsidiaries

We currently have no corporate subsidiaries, but may have corporate subsidiaries in the future. Section 856(i) of the Internal Revenue Code provides that a corporation that is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and items of income, deduction and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction and credit.

Section 856(l) of the Internal Revenue Code generally provides that a taxable REIT subsidiary is a corporation which, together with its parent REIT, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT, and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary. We do not currently intend to hold securities of a taxable REIT subsidiary.

Income Tests

We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term “interest” generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term “interest,” however, if such amount is based on a fixed percentage of gross receipts or sales.

We may acquire loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

Lease income we receive will qualify as “rents from real property” only if the following conditions are met:

•	The amount of lease income may not be based in whole or in part on the income or profits of any person. “Rents from real property” may, however, include lease income based on a fixed percentage of receipts or sales.

•	Lease income received from a corporate tenant will not qualify as “rents from real property” if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant.

•	Lease income attributable to personal property leased in connection with a lease of real property is less than 15% of the total lease income received under the lease.

•	We generally may not render services to tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide a de minimis amount of non-customary services. Finally, we may provide certain non-customary services to tenants through a “taxable REIT subsidiary.”

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

•	our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in “—Taxation of First Republic Preferred Capital Corporation—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Foreclosure Property

REIT’s generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. “Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

Prohibited Transaction Income

Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Internal Revenue Code provides standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Asset Tests

At the close of each quarter of each year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class, and, except for investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer’s securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (except, in the case of the 10% value test, certain “straight debt” securities). Fourth, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries.

We expect that any real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of “real estate assets.” Mortgage loans will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

The asset tests must be satisfied not only on the last day of the calendar quarter in which we acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of: (1) 90% of our “REIT taxable income;” and (2) 90% of our after tax net income, if any, from foreclosure property; minus (3) the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.” In general, “REIT taxable income” means taxable ordinary income without regard to the dividends paid deduction.

We are required to distribute income in the taxable year in which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment following such declaration. Except as provided in “—Taxation of Taxable U.S. Shareholders” below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our “REIT taxable income,” we will be subject to tax at regular corporate tax rates.

From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 90% of our capital gain income for the year, and any undistributed taxable income from prior periods.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from specified shareholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our shareholders. Distributions to our shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our shareholders. If we fail to qualify as a REIT, distributions to our shareholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Tax Treatment of Automatic Exchange

An automatic exchange of Preferred Shares for preferred shares of the Bank will be a taxable exchange with respect to which each holder of Preferred Shares will recognize a gain or loss, as the case may be, measured by the difference between the basis of such holder in Preferred Shares and the fair market value of the preferred shares of the Bank received in the automatic exchange. Because the preferred shares of the Bank will not be included on the Nasdaq National Market or any other national securities exchange or on any over-the-counter market, each individual holder will be required to determine the fair market value of preferred shares of the Bank received to determine the tax effect of the automatic exchange. Assuming that such holder’s Preferred Shares were held as capital assets for more than one year prior to the automatic exchange, any gain or loss will be a long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the preferred shares of the Bank will be their fair market value at the time of the automatic exchange. See “Description of Preferred Shares—Automatic Exchange.”

Taxation of Taxable U.S. Shareholders

The following summary describes the principal United States federal income tax consequences of purchasing, owning and disposing of Preferred Shares. This summary deals only with Preferred Shares held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	“S” corporations,

•	regulated investment companies and real estate investment trusts,

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States,

•	dealers in securities or currencies,

•	persons holding Preferred Shares as a hedge against currency risks or as a position in a straddle, or

•	United States persons whose functional currency is not the United States dollar.

If a partnership holds Preferred Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Preferred Shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Preferred Shares.

If you are considering purchasing Preferred Shares, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of Preferred Shares arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. shareholders,” we mean a holder of Preferred Shares who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996 that elected to continue to be treated as a United States person.

Distributions Generally

Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. shareholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. shareholders that are corporations.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. shareholder, and will reduce the adjusted tax basis which each U.S. shareholder has in its shares of stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. shareholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a shareholder of record on a specified date in any of those months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we pay the dividend in January of the following year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

We may invest in certain types of mortgage loans that may cause us under certain circumstances to recognize phantom income in early years and to experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. shareholders may from time to time be required to pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. Such distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Accordingly, if we receive phantom income, our U.S. shareholders may be required to pay federal income tax with respect to such income on an accelerated basis, for example, before such income is realized by the shareholders in an economic sense. If there is taken into account the time value of money, such an acceleration of federal income tax liabilities would cause U.S. shareholders to receive an after-tax rate of return on an investment in us that would be less than the after-tax rate of return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable U.S. shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Capital Gain Distributions

Distributions designated as net capital gain dividends will be taxable to our U.S. shareholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. shareholders at a maximum rate of 20% or 25% based on the characteristics of the asset we sold that produced the gain. U.S. shareholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our shareholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income;

•	receive a credit for their proportionate share of the tax paid by us; and

•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

Passive Activity Losses And Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

If you are a U.S. shareholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will generally be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Shareholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity, provided that the shares of the REIT are not otherwise used in an unrelated trade or business. Based on that ruling, provided that a tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt shareholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt shareholder.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”

A REIT is a “pension held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation and bylaws, we do not expect to be classified as a “pension-held REIT.”

Excess Inclusion Income

We have purchased or otherwise acquired mortgage loans. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on such mortgage loans, such arrangement will be treated as a “taxable mortgage pool” for federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired;

however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our shareholders. Any excess inclusion income:

•	could not be offset by unrelated net operating losses of a shareholder;

•	would be subject to tax as “unrelated business taxable income” to a tax-exempt shareholder;

•	would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and

•	would be taxable (at the highest corporate tax rate) to us, rather than our shareholders, to the extent allocable to our shares held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

Taxation of Non-U.S. Shareholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “Non-U.S. shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules.

PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

Distributions to Non-U.S. shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. shareholder’s conduct of a U.S. trade or business, the Non-U.S. shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. shareholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. shareholder unless: (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. shareholder with us; or (2) the Non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the dividends paid to Non-U.S. shareholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our shareholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. shareholders.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. shareholder’s stock, such distributions will give rise to tax liability if the Non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets will not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. shareholder as if such gain were effectively connected with a U.S. trade or business of such shareholder. Non-U.S. shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. shareholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the Non-U.S. shareholder’s FIRPTA tax liability.

Gain recognized by a Non-U.S. shareholder upon a sale of common stock generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a “domestically controlled REIT,” no assurance can be given that we will remain a “domestically controlled REIT.” Even if we do not qualify as a “domestically controlled REIT,” an alternative exemption to tax under FIRPTA might be available if either (i) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Internal Revenue Code and applicable Treasury regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) the selling Non-U.S. shareholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury regulations) on an established securities market.

Gain not subject to FIRPTA will be taxable to a Non-U.S. shareholder if (i) the Non-U.S. shareholder’s investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of the common stock were to be subject to taxation under FIRPTA, the Non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our shareholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

Recently, legislation has been proposed aimed at reducing the federal tax burden with respect to certain dividends paid by corporations. Such legislation, if enacted, could decrease the tax advantage of a REIT relative to a regular C corporation, because part or all of the dividends received by a stockholder from the regular C corporation would be exempt from federal income tax. It is not possible to predict whether the proposed legislation will ultimately be enacted, the form which it might take, and, if enacted, the effects it may have on the value of Preferred Shares.

Legislation has also been proposed which would preclude an entity that is owned (directly, indirectly or constructively) 50% or more by one person (other than a REIT) from being eligible for REIT status. Although this proposed legislation contains grandfathering provisions that should enable us to continue to be eligible for REIT status if the proposed legislation is enacted in its current form, it is not possible to predict whether the proposed legislation will ultimately be enacted, the form which it might take, and, if enacted, the effects it may have on our continuing ability to qualify as a REIT.

PLAN OF DISTRIBUTION

We may sell Preferred Shares offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of our Preferred Shares will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell Preferred Shares at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Preferred Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq National Market rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, automated quotation system or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of these securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the common stock then being sold, if any is purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of the securities described in this prospectus and any accompanying prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada. A member of Clifford Chance US LLP is a director of the Bank and is or may be deemed to be the beneficial owner of 55,182 shares of common stock of the Bank.

EXPERTS

The financial statements of First Republic Preferred Capital Corporation (a majority owned subsidiary of First Republic Bank) as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus the following documents which we have previously filed with the SEC under the File Number 0-33461:

(1)  Annual Report on Form 10-K for fiscal year ended December 31, 2002.

(2)  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to First Republic Preferred Capital Corporation, 111 Pine Street, San Francisco, California 94111, attention: Willis H. Newton, Jr. (Telephone: (415) 392-1400).

INFORMATION WE FILE

We file annual, quarterly and current reports and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov.

PART II

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares registered hereby, all of which the Company will pay:

SEC registration fee	$8,090
Legal fees and expenses(1)	30,000
Accounting fees and expenses(1)	25,000
Miscellaneous(1)	10,010

Total(1)	$73,100

(1)	Does not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

Item 15.    Indemnification of Officers and Directors.

First Republic Preferred Capital Corporation is a Nevada corporation. Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statues as in effect from time to time, or any successor statute thereto (the “NGCL”). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney’s fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

Subsection 2 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation by such person unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party’s acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by, or ordered by a court pursuant to, Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the First Republic Bank’s (the “Bank”) liability insurance policy.

Our directors, officers, employees and agents, because they are also directors, officers, employees or agents of the Bank, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank’s bylaws. Because the Bank is organized under Nevada law, the same provisions of the NGCL described above also apply to these indemnification rights.

Item 16.    Exhibits

5	Opinion of Lionel Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to Noncumulative Preferred Shares.

8	Opinion of Clifford Chance US LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.

12	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Lionel Sawyer & Collins (included in Exhibit 5).

23.2	Consent of Clifford Chance US LLP (included in Exhibit 8).

23.3	Consent of KPMG LLP, independent accountants.

24	Powers of Attorney (included on the signature page of the Registration Statement).

Item 17.    Undertakings.

(1)  The undersigned registrant hereby undertakes:

(a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of shares offered (if the total dollar value of shares offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended that are incorporated by reference in the registration statement.

(b)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

(c)  To remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering.

(d)  The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

(2)  The undersigned registrant further undertakes that:

(a)  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Exchange Act of 1934, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel for the registrant the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Francisco, State of California, on May 20, 2003.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

Date: May 20, 2003	By:	/s/ WILLIS H. NEWTON, JR.
Name: Willis H. Newton, Jr. Title: Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

POWER OF ATTORNEY

KNOW THAT ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James J. Baumberger and Willis H. Newton Jr. (each with full power to act alone), his or her true and lawful attorney-in-fact and agent with full power of substitution, in the name and on behalf of the undersigned, to do any and all acts and things and to execute any and all instruments which said attorney and agent, may deem necessary or advisable to enable First Republic Preferred Capital Corporation (the “Registrant”) to comply with the Securities Act of 1933, as amended, and with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the SEC in respect thereof in connection with this Registration Statement and any and all amendments thereto or reports that the Registrant is required to file pursuant to the requirements of federal or state shares laws or any rules and regulations thereunder. The authority granted under this Power of Attorney shall include, but not be limited to, the power and authority to sign the name of the undersigned in the capacity or capacities set forth below to any and all amendments (including post-effective amendments) to this Registration Statement, and to any and all instruments filed as a part of or in connection with that Registration Statement; and each of the undersigned hereby ratifies and confirms all that the attorney-in-fact and agent, shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JAMES J. BAUMBERGER James J. Baumberger	President and Director (Principal Executive Officer)	May 20, 2003

/s/ WILLIS H. NEWTON, JR. Willis H. Newton, Jr.	Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	May 20, 2003

/s/ EDWARD J. DOBRANSKI Edward J. Dobranski	Vice President, General Counsel and Director	May 20, 2003

/s/ JULIE N. MIYACHI Julie N. Miyachi	Vice President, Operations and Reporting and Director (Principal Accounting Officer)	May 20, 2003

/s/ THOMAS A. CUNNINGHAM Thomas A. Cunningham	Director	May 20, 2003

/s/ JERRY LYKINS Jerry Lykins	Director	May 20, 2003

/s/ KENT R. WILLSON Kent R. Willson	Director	May 20, 2003

EXHIBIT INDEX

5	Opinion of Lionel Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to Noncumulative Preferred Shares.

8	Opinion of Clifford Chance US LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.

12	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Lionel Sawyer & Collins (included in Exhibit 5).

23.2	Consent of Clifford Chance US LLP (included in Exhibit 8).

23.3	Consent of KPMG LLP, independent accountants.

24	Powers of Attorney (included on the signature page of the Registration Statement).